ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

CALVERT VARIABLE SERIES, INC.

Ameritas Index 500 Portfolio

Calvert Asset Management Company, Inc., as the investment advisor to the Ameritas Index 500 Portfolio, a series of the Calvert Variable Series, Inc. (the "Portfolio"), hereby agrees to voluntarily waive its investment advisory fee, based on the average daily net assets of the Portfolio, as follows:

1.0 basis point on assets between $200 million and $500 million, and an additional 0.5 basis points on assets in excess of $500 million of its investment advisory fee, based on the average daily net assets of the Ameritas Index 500 Portfolio.

NOTE: This waiver is voluntary on the part of the investment advisor, and is contingent upon the continued service of Summit Investment Partners, Inc., as the investment sub-advisor to the Portfolio, with an annual fee of 5.0 basis points on assets up to $200 million, 4.0 basis points on assets between $200 million and $500 million, and 3.5 basis points for assets in excess of $500 million.

Date:  April 30, 2007

Attest:	CALVERT ASSET MANAGEMENT COMPANY, INC.

By:_________________	By: /s/ Ronald M. Wolfsheimer Ronald M. Wolfsheimer Senior Vice President, Chief Financial and Administrative Officer